UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
_________________

Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Edward David Christopher Buttery

Taylor Maritime Investments Limited
Sarnia House

Le Truchot

St Peter Port

Guernsey

GY1 1GR

+44 1481 737600

With a copy to:

Brandon Byrne
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600

Dallas, Texas 75201
(214) 855-7437
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2021
(Date of Event which Requires Filing of this Statement)

_________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Good Falkirk (MI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, AF, WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,925,023
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,925,023
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, CO

(1)	Based on 19,185,352 ordinary shares, no par value, outstanding as of September 21, 2021, as reflected in the Prospectus Supplement filed by Grindrod Shipping Holdings, Ltd. with the U.S. Securities and Exchange Commission on September 27, 2021.

1	NAMES OF REPORTING PERSONS Taylor Maritime Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, AF, WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,925,023
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,925,023
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, CO

(1)	Based on 19,185,352 ordinary shares, no par value, outstanding as of September 21, 2021, as reflected in the Prospectus Supplement filed by Grindrod Shipping Holdings, Ltd. with the U.S. Securities and Exchange Commission on September 27, 2021.

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings, Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”). The address of the Issuer’s principal executive offices is #03-01 Southpoint, 200 Cantonment Road, Republic of Singapore, 089763.

Item 2.	IDENTITY AND BACKGROUND

(a)(b)(c)(f) This Schedule 13D is being filed on behalf of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Taylor Maritime”), and Good Falkirk (MI) Limited, a Marshall Islands company and wholly-owned subsidiary of Taylor Maritime (“Good Falkirk” and, together with Taylor Maritime, the “Reporting Persons”). The principal business address of Taylor Maritime is Sarnia House, Le Truchot, St Peter Port, Guernsey, GY1 1GR, and the principal business address of Good Falkirk is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands. Taylor Maritime is an internally managed investment company investing in a diversified portfolio of vessels, primarily second-hand Geared Ships (Handysize and Supramax types). Good Falkirk’s principle business is to act as the holding company for the Ordinary Shares it holds as disclosed herein and as a holding company for ships.

(d)(e) The name, business address, citizenship, and present principal occupation or employment of each executive officer and director of Taylor Maritime and Good Falkirk are set forth on Appendix A-1 and Appendix A-2, respectively, and are incorporated herein by reference. During the last five years, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth on Appendix A-1 or Appendix A-2, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Taylor Maritime, Good Falkirk, Industrial Partnership Investments Proprietary Limited, and Remgro Limited entered into an Agreement for the sale and purchase of certain shares of Grindrod Shipping Holdings Ltd., dated December 10, 2021 (the “Share Purchase Agreement”), pursuant to which, among other things, Good Falkirk agreed to acquire from Industrial Partnership Investments Proprietary Limited 4,329,580 Ordinary Shares for a purchase price of $18 per Ordinary Share and an aggregate purchase price of $77,932,440. Under the Share Purchase Agreement, Good Falkirk has paid a deposit of $20,000,000 to Industrial Partnership Investments Proprietary Limited. Under the Share Purchase Agreement, if Good Falkirk has not complied with its obligations to complete the purchase of the Ordinary Shares by 5 p.m. Johannesburg time on February 28, 2022, then Industrial Partnership Investments Proprietary Limited may elect to complete the sale of the Ordinary Shares in respect of 1,111,111 Ordinary Shares by applying the deposit as consideration for such shares (such election being without prejudice to the parties rights and obligations to complete the sale and purchase of the balance of the Ordinary Shares) or to terminate the Share Purchase Agreement. The Share Purchase Agreement contains warranties and covenants customary for a transaction of its nature, a guarantee given by Remgro Limited of the obligations of Industrial Partnership Investments Proprietary Limited, and a guarantee given by Taylor Maritime of the obligations of Good Falkirk. The aggregate purchase price set out above will be funded from the working capital of Taylor Maritime, from drawing down funds under an existing revolving credit facility of Taylor Maritime, and the sale by wholly owned subsidiaries of Taylor Maritime of two vessels for a combined $42.8 million of proceeds.

The foregoing description of the Share Purchase Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is incorporated by reference and filed as Exhibit 99.1 hereto.

In addition, Good Falkirk previously purchased 595,443 Ordinary Shares in the open market for an aggregate purchase price of $8,915,092, excluding commissions.

Item 4.	PURPOSE OF TRANSACTION

To the extent required by Item 4, the information set forth in Item 3 of this Statement is incorporated by reference into this Item 4.

None of the Reporting Persons nor (to the knowledge of the Reporting Persons) any person set forth on Appendix A-1 or Appendix A-2 have any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a) to (j) of Item 4 of Schedule 13D (except as described herein or such as would occur upon or in connection with the completion of, or following, any of the actions described herein), although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose, and/or formulate plans or proposals with respect thereto.

The Reporting Persons have acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons also anticipate entering into discussions with the board of directors of the Issuer to have a person appointed as a director of the Issuer to represent the Reporting Persons’ interests. The Reporting Persons intend to review the investment in the Issuer on a continuing basis, and depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management, and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial, or governance matters or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute, or otherwise facilitate a business combination with the Issuer; (ii) acquiring additional Ordinary Shares and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares (collectively, “Securities”) in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; or (iv) engaging in any hedging or similar transactions with respect to the Securities. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference.

(c)

Except for the transactions described in Item 3 of this Schedule 13D, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth on Appendix A-1 or Appendix A-2 have engaged in any transaction during the past 60 days involving the Ordinary Shares.

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)

Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement for the sale and purchase of certain shares of Grindrod Shipping Holdings Ltd., dated December 10, 2021, between Industrial Partnership Investments Proprietary Limited, Remgro Limited, Good Falkirk (MI) Limited, and Taylor Maritime Investments Limited

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: December 20, 2021

TAYLOR MARITIME INVESTMENTS LIMITED

By: /s Sandra Platts Name: Sandra Platts Title: Director

Good Falkirk (MI) Limited

By: /s Sandra Platts Name: Sandra Platts Title: Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited

APPENDIX A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

TAYLOR MARITIME INVESTMENTS LIMITED

Set forth below is a list of each executive officer and director of Taylor Maritime Investments Limited setting forth the citizenship, business address, and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person:

Name, Business Address, and Citizenship	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)
Sandra Platts (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director
Christopher Richard Buttery (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director
Edward David Christopher Buttery (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Chief Executive Officer
Helen Johanna Tveitan (Norwegian) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director
Panaghis Nicholas Fotis Lykiardopulo (Swiss) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Chair

Trudi Clark (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director

APPENDIX A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

GOOD FALKIRK (MI) LIMITED

Set forth below is a list of each executive officer and director of Good Falkirk (MI) Limited setting forth the citizenship, business address, and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person:

Name, Business Address, and Citizenship	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)

TMI Director 1 Limited

Sarnia House

Le Truchot

St Peter Port

Guernsey

GY1 1GR

(Registered in Guernsey)

Duly authorized signatory for TMI Director 1 Limited:

Sandra Platts (British)

Sarnia House

Le Truchot

St Peter Port

Guernsey

GY1 1GR

	Corporate Director	N/A